November 13, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attention:	Beverly Singleton

Jean Yu

Jenny O’Shanick

Asia Timmons-Pierce

Re:	Chavant Capital Acquisition Corp.

Amendment No. 2 to
Registration Statement on Form S-4
Filed on November 3, 2023
File No. 333-271197

Ladies and Gentlemen:

On behalf of our client, Chavant Capital Acquisition Corp., a Cayman Islands company (the “Company”), set forth below is the Company’s supplemental response to the fourth comment (“Comment No. 4”) of the staff of the Securities and Exchange Commission (the “Staff”) communicated to the Company in the Staff’s letter, dated November 9, 2023, in connection with Amendment No. 2 (“Amendment No. 2”), filed on November 3, 2023, to the Registration Statement on Form S-4 of the Company (File No. 333-271197) (the “Registration Statement” and, as amended by the first amendment to the Registration Statement, filed on August 11, 2023, Amendment No. 2 and Amendment No. 3 to the Registration Statement, filed on November 13, 2023, the “Amended Registration Statement.”)

For ease of reference, Comment No. 4 is reproduced below in bold and is followed by the Company’s supplemental response. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4

Management's Discussion and Analysis of Financial Condition and Results of Operations of Mobix Labs

Recent Developments, page 257

4.	We note disclosure that in August 2023, Mobix Labs entered into two non-binding term sheets to acquire entities which operate in a strategically aligned industry. The term sheet with one company will expire on December 4, 2023, but is subject to an automatic 15 day extension and the term sheet with the second company expired on August 31, 2023, however, the parties are in negotiation to extend the expiration date. Tell us the consideration given to providing the financial information required by Rule 8-04 and Rule 8-05 of Regulation S-X for each entity, to the extent they are considered to be probable or pending business acquisitions. Also, provide disclosure in the introductory section to the Unaudited Pro Forma Financial Statements of this recent development and the expected material effect, if any, the acquisitions would have on the pro forma financial statements.

Response: We refer to the response in the letter we submitted earlier today and would like to provide additional information that may assist the Staff in evaluating our response to its comment. In August 2023, Mobix Labs entered into brief non-binding term sheets with entities in strategically aligned industries. Each term sheet was entered into primarily for the purpose of granting Mobix Labs a period of exclusivity to evaluate a potential transaction with the applicable counterparty.

The first term sheet was executed in early August 2023 and is expressly stated to be non-binding and for purposes of discussion only, except for the exclusivity and related provisions, which expire on December 4, 2023, subject to an automatic 15-day extension under certain circumstances. The second term sheet was executed in mid-August 2023 (the “Second Term Sheet”) and includes a provision stating that it expires and is of no further effect on August 31, 2023. The Second Term Sheet is similarly expressly stated to be non-binding and for purposes of discussion only, except for the exclusivity and related provisions, which expire in mid-November 2023, subject to an automatic 15-day extension under certain circumstances.

In the Company’s response to such comment, the Company advised the Staff that “the transactions contemplated by the two non-binding term sheets are not probable, as Mobix Labs has advised the Company that it is in the early stages of conducting initial diligence on both companies and has not negotiated any terms for consideration of the acquisition of either company.” The Company’s determination that neither such transaction is probable is based on the following factors, among others: first, the management of Mobix Labs does not consider either transaction to be probable; second, neither of the term sheets are binding on Mobix Labs or the counterparty (other than with respect to the target’s exclusivity commitment to Mobix Labs and related provisions); third, neither of the term sheets have been specifically authorized by the board of the Company or Mobix Labs; fourth, neither of the term sheets impose any financial or other penalty on Mobix Labs or the Company for deciding not to proceed with the transactions which are contemplated by such term sheets; fifth, both term sheets leave open many material terms of the contemplated transactions, including the transaction structure, the form of consideration, whether or not a portion of the consideration will be contingent (i.e., there will be an earnout) and the relative valuations of the participating companies (other than, in one case, providing a wide range for discussion purposes); and sixth, notwithstanding the fact that several months have passed since the entry into such term sheets, Mobix Labs has not made progress toward resolving these open issues, has not shared or received initial drafts of any binding agreements with respect to such transaction and has not received sufficient additional information from the counterparties to these transactions that would inform a further refined view on these topics.

Management of Mobix Labs and of the Company have concluded that neither transaction is probable, and neither board of directors has formally considered or approved any transaction. Neither Mobix Labs nor the Company has made any public announcement of any such transaction.

As a result of such transactions not being probable, combined with the fact that Mobix Labs has not received sufficient information from the respective targets which would be required in order to undertake such an analysis, the Company has not undertaken to perform calculations of significance of either transaction under Regulation S-X.

In light of the foregoing facts and circumstances, both the Company and Mobix Labs believes that neither transaction is probable, and the Company has included disclosure to this effect on p. 118 of the Amended Registration Statement in the introductory section of the Unaudited Pro Forma Financial Statements.

*      *      *

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact John C. Ericson, Esq. at (212) 455-3520.

Very truly yours,

Simpson Thacher & Bartlett LLP

By:	/s/ John C. Ericson

John C. Ericson, Esq.

cc:	Jiong Ma, Chief Executive Officer